SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

P.T. Indosat Tbk

 (Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F         X       Form 40-F     ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No        _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PT INDOSAT Tbk BECOMES THE OFFICIAL COMPANY NAME

Jakarta, December 23, 2004 . PT Indosat Tbk (“Indosat” or “Company”) announced that in relation to the Resolution of the Company’s Extraordinary General Meeting of Shareholders held on September 30, 2004, the Company’s official name will be PT Indosat Tbk .

The Extraordinary General Meeting of Shareholders Resolution has been approved by the Minister of Justice and Human Rights of the Republic of Indonesia and the Investment Coordinating Board. The new Company Registration has also been issued by the Department of Trade. Hence, PT Indosat Tbk, has officially become the official name of the Company, therefore, the longer/full name PT Indonesian Satellite Corporation Tbk shall no longer be used.

PT Indosat Tbk is the leading telecommunication network, service and information provider in Indonesia providing : cellular, fixed telecommunication and MIDI (multimedia, data communications and internet). During the nine months of 2004, our cellular business contributed 68.5% to the Company’s operating revenue. In the mean time, IDD contributed 16.4% and MIDI & other services contributed 15.1%. Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: IIT).

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         PT Indosat Tbk

Date  January 8, 2005

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director